Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2022

May 9, 2022

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 9, 2022 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2022 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2022.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A. Please also refer to the risks discussed under the heading "Financial Risk Management" in this MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 52 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form ("AIF"), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver), gold/silver doré, molybdenum concentrate and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

First Quarter Operating and Financial Results

- Consolidated production in the first quarter was 24,702 tonnes of copper and 53,956 ounces of gold. Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, were $1.11 and $2.29, respectively.

- Full year 2022 production and cost guidance reaffirmed as first quarter production was in line with quarterly cadence expectations and Hudbay achieved strong unit operating cost performance despite the inflationary environment.

- Peru's operations in the first quarter were impacted by COVID-19 related employee absenteeism and high rainfalls resulting in reduced Pampacancha production relative to the fourth quarter of 2021, as well as a semi-annual scheduled mill maintenance period in January.

- Manitoba achieved first quarter gold production of 43,167 ounces at a cash cost per ounce of gold produced, net of by-product credits1, of $416 as New Britannia's gold metallurgical recoveries improved significantly relative to previous months. Manitoba sales volumes were impacted by the availability of railcars during the quarter, with excess inventory of approximately 7,000 tonnes of copper concentrate containing high gold content and 6 million pounds of refined zinc at the end of the quarter, collectively valued at approximately $45 million.

- First quarter net earnings and earnings per share were $63.8 million and $0.24, respectively. After adjusting for a non-cash gain of $79.9 million mostly related to a quarterly revaluation of our Flin Flon environmental provision given higher long-term risk-free discount rates, amongst other items, first quarter adjusted net earnings1 per share were $0.02.

- Operating cash flow before change in non-cash working capital was $77.1 million and adjusted EBITDA1 was $110.2 million in the first quarter of 2022, benefiting from strong realized base metals prices but negatively impacted by the temporary buildup of unsold inventory in Manitoba.

- Cash and cash equivalents decreased during the first quarter to $213.4 million, as at March 31, 2022, mainly as a result of $55.9 million of sustaining capital investments, $31.9 million of interest payments and an $18.6 million partial repayment of the gold prepay liability, partially offset by cash generated from operations, which was negatively impacted by limited railcar availability leading to an inventory buildup in Manitoba.

Executing on Growth Initiatives

- The Copper World preliminary economic assessment is nearing completion and is expected to reflect a two- phase mine plan contemplating the development of the Copper World deposits in conjunction with an alternative plan for the Rosemont deposit.

- In April 2022, the New Britannia mill consistently achieved throughput greater than 1,500 tonnes per day after scheduled rod mill liner maintenance was completed in the first quarter.

- Announced annual reserve and resource update with mineral reserve growth replacing close to 100% of 2021 mining depletion and extending the mine life at each of Constancia and Snow Lake by one year to 2038.

- Significant exploration activity continues across the business with seven drill rigs now turning at the Copper World site to conduct infill and extension drilling and to support future economic studies, winter drilling campaigns recently completed in the Snow Lake region and at the Flin Flon tailings facility, and the advancement of exploration initiatives in Peru.

Summary of First Quarter Results

Cash generated from operating activities in the first quarter of 2022 increased to $63.3 million compared to $51.8 million in the same quarter of 2021. The increase in cash generated from operating activities is primarily the result of higher realized base metal prices and higher gold and silver sales volumes, partially offset by lower zinc sales volumes. Operating cash flow before change in non-cash working capital was $77.1 million during the first quarter of 2022, reflecting a decrease of $13.6 million compared to the same period of 2021. The lower operating cash flow before changes in non-cash working capital in the first quarter of 2022 was largely due to $11.8 million in higher tax payments as compared to the first quarter of 2021.

In the first quarter of 2022, Peru and Manitoba maintained steady operations with unit operating cost performance of $12.37 per tonne and C$176 per tonne, respectively, in line with the 2022 guidance ranges. This strong cost performance was achieved despite continuing to experience broad based inflationary pressures caused by higher input prices for many services and consumables, such as power, fuel, grinding media, freight and insurance, leading to higher than budgeted operating costs during the first quarter of 2022. We also continue to face intermittent operational, labour and travel disruptions with periodic waves of COVID-19 cases.

Despite operating challenges caused by high levels of COVID-19 absenteeism in Peru and Manitoba, consolidated copper production in the first quarter of 2022 was relatively unchanged compared to the first quarter of 2021. Consolidated gold production in the first quarter of 2022 increased by 52% compared to the first quarter of 2021, due to significantly higher gold grades from Pampacancha and higher gold recoveries in Peru, along with higher gold grades at Lalor coupled with significantly higher gold recoveries at New Britannia. Consolidated silver production in the first quarter increased by 13% compared to the same period in 2021, as a result of higher grades from Pampacancha partially offset by lower recoveries in Peru and lower grades in Manitoba. Consolidated zinc production in the quarter decreased by 20%, versus the comparative quarter in 2021, primarily due to the transition of mining toward the gold lenses at Lalor and a corresponding decrease of production from the base metal zones, along with lower zinc recoveries at Stall.

As previously announced, first quarter Manitoba sales were impacted by limited railcar availability resulting in approximately 7,000 tonnes of copper concentrate inventory containing high gold content, and 6 million pounds of refined zinc inventory in excess of normal operating levels. Had the excess copper concentrate and zinc inventory been sold during the first quarter, we would have realized approximately $45 million of incremental revenue, assuming end of quarter commodity prices. The above quantities are expected to be recognized as revenue and converted to cash as inventory levels are drawn down over the next several months with increased railcar access as weather conditions improve.

Net earnings and earnings per share in the first quarter of 2022 were $63.8 million and $0.24, respectively, compared to a net loss and loss per share of $60.1 million and $0.23, respectively, in the first quarter of 2021. First quarter earnings benefited from a non-cash gain of $79.9 million mostly related to the quarterly revaluation of our Flin Flon environmental provision which was impacted by rising long-term risk-free discount rates. With Flin Flon operations closing in June of this year and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental provision remains highly sensitive to changes in long-term risk-free discount rates and, as such, we expect to continue to experience quarterly environmental provision revaluations. The quarterly financial results were also negatively impacted by $10.5 million in non-cash mark-to-market losses arising from the revaluation of the gold prepayment liability, investments and share-based compensation.

Adjusted net earnings1 and adjusted net earnings per share1 in the first quarter of 2022 were $5.2 million and $0.02 per share, respectively, after adjusting for the non-cash gain related to the revaluation of our environmental provision, among other items. This compares to an adjusted net loss and adjusted net loss per share of $16.1 million, and $0.06 per share in the same period of 2021. First quarter adjusted EBITDA1 was $110.2 million, compared to $104.2 million in the same period of 2021.

In the first quarter of 2022, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.11, compared to $1.04 in the same period in 2021. This increase was a result of higher operating costs in Peru and Manitoba, partially offset by higher precious metal by-product credits. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.29 in the first quarter of 2022 compared to $2.16 in the same period in 2021. This increase was primarily due to the same reasons outlined above and higher sustaining costs in Peru and Manitoba. Both measures were slightly above our 2022 guidance ranges primarily as a result of the impact from lower sales volumes in the first quarter, and therefore, consolidated cash cost and sustaining cash cost are expected to decline in future quarters to within our 2022 guidance ranges with higher expected copper production and contributions from precious metal by-product credits.

As at March 31, 2022, our liquidity includes $213.4 million in cash as well as undrawn availability of $357.5 million under our revolving credit facilities. We expect that our current liquidity combined with cash flow from operations will be sufficient to meet our liquidity needs for the foreseeable future. Given the elevated inventory levels in Manitoba at the end of the first quarter and the positive expected quarterly production cadence, the Company projects its cash balance to grow throughout the remainder of the year based on current commodity prices.

________________________________________________

1 Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Mar. 31, 2022	Dec. 31, 2021
(in $ thousands)
Cash	$213,359	$270,989
Total long-term debt	1,181,119	1,180,274
Net debt[1]	967,760	909,285
Working capital[2]	161,846	147,512
Total assets	4,538,214	4,616,231
Equity	1,561,978	1,476,828
[1] Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
[2] Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

Financial Performance	Three months ended
(in $ thousands, except per share amounts)	Mar. 31, 2022	Mar. 31, 2021
Revenue	$378,619	$313,624
Cost of sales	293,351	261,112
Earnings (loss) before tax	88,861	(69,592)
Net earnings (loss)	63,815	(60,102)
Basic and diluted earnings (loss) per share	0.24	(0.23)
Adjusted earnings (loss) per share[1]	0.02	(0.06)
Operating cash flow before changes in non-cash working capital[2]	77.1	90.7
Adjusted EBITDA[1,2]	110.2	104.2
[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
[2] In millions.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2022			Mar. 31, 2021
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced [1]
Copper	tonnes	19,166	5,536	24,702	17,827	6,726	24,553
Gold	oz	10,789	43,167	53,956	4,638	30,862	35,500
Silver	oz	505,568	278,789	784,357	405,714	290,959	696,673
Zinc	tonnes	-	22,252	22,252	-	27,940	27,940
Molybdenum	tonnes	207	-	207	294	-	294
Payable metal sold
Copper	tonnes	16,825	3,784	20,609	14,836	6,093	20,929
Gold[2]	oz	14,452	33,891	48,343	2,963	22,420	25,383
Silver[2]	oz	636,133	228,458	864,591	337,612	172,148	509,760
Zinc[3]	tonnes	-	17,306	17,306	-	28,343	28,343
Molybdenum	tonnes	213	-	213	284	-	284
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.
[3] Includes refined zinc metal and payable zinc in concentrate sold.

KEY COST RESULTS

		Three months ended		Guidance
		Mar. 31, 2022	Mar. 31, 2021	Annual 2022
Consolidated copper cash cost per pound of copper produced
Cash cost [1]	$/lb	1.11	1.04	0.60 - 1.05
Peru	$/lb	1.54	1.82	1.10 - 1.40
Manitoba	$/lb	(0.40)	(1.04)	-
Sustaining cash cost [1]	$/lb	2.29	2.16	1.60 - 2.25
Peru	$/lb	2.27	2.36
Manitoba	$/lb	2.33	1.62
All-in sustaining cash cost[1]	$/lb	2.54	2.37
Manitoba gold cash cost per ounce of gold produced
Cash cost [1,4]	$/oz	416	-	300 - 550
Sustaining cash cost [1,4]	$/oz	1,187	-
Combined mine/mill unit operating cost per tonne of copper processed [1,2]
Peru 3	$/tonne	12.37	11.74	10.10 - 12.90 [5]
Manitoba	C$/tonne	176	151	170 - 185

[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.

[3] Excludes approximately $2.3 million, or $0.32 per tonne, of COVID-related costs during the three months ended March 31, 2022, and $4.6 million, or $0.72 per tonne during the three months ended March 31, 2021.

[4] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.
[5] Combined unit cost guidance for 2022 excludes COVID-19 related costs.

RECENT DEVELOPMENTS

Supply Chain and Cost Inflation

We continue to experience higher operating costs as a result of higher input prices for many services and consumables, such as power, fuel and grinding media, due to global supply chain disruptions. We also continue to face intermittent operational labour and travel disruptions with periodic waves of COVID-19 cases. However, we are effectively managing these external challenges and have been able to maintain steady operations during the first quarter while continuing to track in line with our 2022 unit operating cost guidance.

Copper World Preliminary Economic Assessment Nearing Completion

The initial technical studies for Copper World have been completed and the results are being incorporated into a Preliminary Economic Assessment ("PEA") contemplating the development of the Copper World deposits in conjunction with an alternative plan for the Rosemont deposit to capitalize on regional synergies. The PEA is expected to incorporate a two-phase mine plan with the first phase reflecting a standalone operation utilizing Hudbay's private land for processing infrastructure and contemplating mining portions of Copper World and Rosemont located on patented mining claims. The first phase is designed as an economically viable standalone plan, requiring only state and local permits and is expected to reflect an approximate 15-year mine life. The second phase of the mine plan is expected to extend the mine life and incorporate an expansion onto federal lands to mine the entire Rosemont and Copper World deposits. The second phase of the mine plan would be subject to the federal NEPA permitting process. We expect the PEA to demonstrate positive economics for this low-cost, long-life copper project and we are on track to publish the results in a NI 43-101 Technical Report in the second quarter of 2022.

In April, we commenced early site works at Copper World with initial grading and clearing activities taking place on our private land. We have also increased the number of drill rigs at site to seven to conduct infill drilling and to support future feasibility studies.

Rosemont / Copper World Litigation Update

In April, two groups of project opponents provided separate notices of their intent to bring citizen suits against Rosemont under the Clean Water Act. In each case, project opponents have alleged that Copper World contains jurisdictional waters of the United States ("WOTUS") and that Rosemont requires a Section 404 Clean Water Act permit to advance the project. The Army Corps of Engineers has never determined that there are WOTUS on the site and Hudbay has independently concluded that none of the dry washes in the area are WOTUS.

In addition to the citizen suits under the Clean Water Act, the same groups subsequently filed motions for a preliminary injunction in the two lawsuits challenging the 404 permit for the Rosemont project. These lawsuits had been stayed following the suspension of the 404 permit in 2019. Hudbay is in the process of relinquishing the suspended 404 Permit and has a filed a motion to dismiss these cases as moot on that basis.

We continue to await a decision from the U.S. Court of Appeals for the Ninth Circuit relating to the District Court's 2019 ruling to vacate the final record of decision ("FROD") in respect of the Rosemont project. The FROD was issued by the U.S. Forest Service and is based upon a standalone development plan for the Rosemont project, as set forth in Hudbay's 2017 feasibility study.

Mineral Reserve and Resource Growth at Constancia and Snow Lake

We provided our annual mineral reserve and resource update on March 28, 2022. In Peru, mine planning gains and economic re-evaluations have resulted in additional mineral reserves at Constancia which have largely offset 2021 mining depletion. Current mineral reserve estimates at Constancia total 521 million tonnes at 0.31% copper with over 1.6 million tonnes of contained copper. As a result, Constancia's expected mine life has been extended one year to 2038. The inferred mineral resources have also increased in 2022 due to the inclusion of the Constancia Norte underground mineral resource estimates.

In 2021, we completed a positive scoping study which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods starting in 2029 to supplement the open pit production. We intend to conduct infill drilling and an internal pre-feasibility study in hopes of converting the underground mineral resources to mineral reserves for inclusion in the mine plan for the Constancia operations.

As a result of exploration success in Manitoba in 2021, additional mineral reserves were identified at Lalor and the 1901 deposit, which are expected to extend the mine life of the Snow Lake operations by one year until 2038, maintaining the 17-year mine life. Resource to reserve conversion has more than offset 2021 mining depletion with a net gain for all metals, including an additional 218,000 ounces of gold contained in reserves after adjusting for 2021 mining depletion.

Inferred mineral resources at Lalor and 1901 increased by 1.1 million tonnes despite delays in underground drill programs caused by COVID-19 related restrictions. This increases the total inferred mineral resources at Lalor and 1901 to 8.1 million tonnes. These inferred mineral resources have the potential to maintain the 5,300 tonnes per day production level in Snow Lake beyond 2028 and further extend the mine life.

Other Exploration Updates

Peru Regional Exploration

We control a large, contiguous block of mineral rights with the potential to hold mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Exploration agreement discussions with the communities of Uchucarcco and Anahuichi on the Maria Reyna, Kusiorcco and Caballito properties are in progress.

Drilling continues at the Llaguen copper porphyry target in northern Peru with a total of 9,250 metres in 21 holes completed to-date. Assays have been received for eight holes and all holes have intersected mineralization. Based on the positive results from the initial drilling, a second phase of drilling has been initiated aimed at defining an initial inferred mineral resource estimate for Llaguen in the third quarter of 2022.

Snow Lake Regional Exploration

We have been actively conducting surface and underground winter drilling activities in the Snow Lake area, primarily focused on the copper-gold rich feeder zone at the 1901 deposit, the drilling gap between 1901 and lens 17 at Lalor, and a high-priority geophysical target located immediately north of Lalor. In addition, we continue to compile results from ongoing infill drilling programs at Lalor and 1901.

Arizona Regional Exploration

In addition to infill drilling to support feasibility studies at Copper World, we continue to test regional exploration targets. There remain several opportunities to further extend economic mineralization within the private land limits at Copper World and Rosemont, including to the north and south of Bolsa through infill drilling to bridge the gaps.

Flin Flon Tailings Reprocessing Opportunity

We are exploring the concept to potentially reprocess the Flin Flon tailings in the future. In early January 2022, we commenced a confirmatory drill program on the tailings facility in Flin Flon to support the evaluation of the tailings reprocessing opportunity. This opportunity could utilize the Flin Flon concentrator, with modifications, after the closure of the 777 mine, creating operating and economic benefits in northern Manitoba and Saskatchewan. It could also provide the opportunity to redesign the closure plans, increase metal production, defer or reduce certain closure costs and reduce the environmental impacts of the tailings facility.

PERU OPERATIONS REVIEW

		Three months ended		Guidance
		Mar. 31, 2022	Mar. 31, 2021	Annual
				2022
Constancia ore mined [1]	tonnes	6,908,151	7,747,466
Copper	%	0.32	0.30
Gold	g/tonne	0.04	0.04
Silver	g/tonne	3.22	2.90
Molybdenum	%	0.01	0.01
Pampacancha ore mined [1]	tonnes	847,306	-
Copper	%	0.27	-
Gold	g/tonne	0.43	-
Silver	g/tonne	4.06	-
Molybdenum	%	0.01	-
Ore milled	tonnes	7,213,833	6,362,752
Copper	%	0.31	0.33
Gold	g/tonne	0.08	0.04
Silver	g/tonne	3.26	2.84
Molybdenum	%	0.01	0.01
Copper concentrate	tonnes	81,608	77,960
Concentrate grade	% Cu	23.48	22.87
Copper recovery	%	85.3	84.1
Gold recovery	%	59.8	52.0
Silver recovery	%	66.9	69.9
Molybdenum recovery	%	21.1	33.4
Combined unit operating costs 2.3,4	$/tonne	12.37	11.74	10.10 - 12.90 [5]
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Excludes approximately $2.3 million, or $0.32 per tonne, of COVID-19 related costs during the three months ended March 31, 2022 and $4.6 million, or $0.72 per tonne, of COVID-19 related costs during the three months ended March 31, 2021.

[5] Combined unit cost guidance for 2022 excludes COVID-19 related costs.

The Peru operations were impacted by the COVID-19 Omicron variant during January and February of 2022, resulting in high employee absenteeism which had a direct impact on the quarter's production. Despite the high absenteeism, COVID-19 containment costs have decreased considerably as the severity of the variant appears lower and COVID-19 protocols have been modified to align with recommended public health measures. Full year production of all metals and costs in Peru are expected to be within guidance ranges for 2022.

Total ore mined declined in the first quarter of 2022, relative to the fourth quarter of 2021, due to high rainfalls and labour shortages, which resulted in delays affecting our water management system and lower production from

Pampacancha. Ore milled during the first quarter of 2022 was 13% higher than the same period in 2021. Milled copper grades in the first quarter of 2022 decreased in comparison to the same period in 2021, as the early Pampacancha ore contains lower copper grades. Milled gold grades increased significantly in the first quarter of 2022, compared to the same period in 2021, mainly due to contribution of higher gold grades from Pampacancha.

Copper recoveries in the first quarter increased marginally over the comparative 2021 period due to operational improvements in the cleaning circuit and lower oxide levels in the Constancia ore. Gold recoveries in the first quarter of 2022 were 15% higher than the comparative 2021 period, mainly due to higher gold grades from Pampacancha, while silver recoveries decreased by 4% over the same time frame due to less favorable metallurgical characteristics of the earlier Pampacancha ores containing higher levels of contaminants.

Combined unit operating costs in the first quarter of 2022 were 5% higher than the same period in 2021 primarily due to inflationary pressures on consumables and energy costs, offset in part by additional tonnes milled. Unit operating costs were near the upper end of our 2022 cost guidance range, which was expected, given our scheduled semi-annual mill maintenance shutdown that occurred during the quarter. We experienced unbudgeted inflationary pressure on costs in the first quarter of 2022 as a result of higher fuel prices, higher power prices, higher steel prices affecting grinding media costs, higher community costs and higher insurance costs. Despite these inflationary cost pressures, full year unit operating costs in Peru are expected to be within the 2022 guidance range.

Contained metal in concentrate produced		Three months ended		Guidance
		Mar. 31, 2022	Mar. 31, 2021	Annual
				2022
Copper	tonnes	19,166	17,827	89,000 - 115,000
Gold	oz	10,789	4,638	70,000 - 90,000
Silver	oz	505,568	405,714	1,620,000 - 2,100,000
Molybdenum	tonnes	207	294	1,100 - 1,400

Compared to the same period in 2021, copper, gold and silver production was higher in the first quarter of 2022 by 8%, 133% and 25%, respectively, due to an increase in throughput, recoveries, and, in the case of gold and silver, significantly higher head grades from Pampacancha. As previously disclosed, full year production in Peru is expected to benefit from significantly higher grades in the fourth quarter of 2022. Molybdenum production in the first quarter of 2022 was lower than the same period in 2021 due to lower recoveries.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Guidance
		Mar. 31, 2022	Mar. 31, 2021	Annual 2022
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.54	1.82	1.10 - 1.40
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.27	2.36

[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2022 was $1.54, a decrease of 15% compared to the same period in 2021 due to higher copper production and higher precious metal by-product credits, partially offset by higher overall mining, milling and general and administrative costs. Cash costs in the first quarter were above the upper end of our 2022 guidance range in part due to lower production and higher costs related to the scheduled semi-annual mill maintenance shutdown in the quarter. Cash cost per pound of copper produced, net of by-product credits, is expected to decline and full year cash costs are expected to remain within the 2022 guidance range with higher expected copper production and contributions from precious metal by-product credits later this year.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the first quarter of 2022 was $2.27, which decreased by 4% compared to the same period of 2021 mainly due to the same factors affecting cash costs noted above partially offset by higher sustaining expenditures.

Metal Sold

		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Payable metal in concentrate
Copper	tonnes	16,825	14,836
Gold	oz	14,452	2,963
Silver	oz	636,133	337,612
Molybdenum	tonnes	213	284

Quantities of payable metal sold for the three months ended March 31, 2022 were primarily affected by the same factors as contained metal production and closing inventories from the prior quarter.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Lalor
Ore	tonnes	386,752	421,602
Copper	%	0.80	0.57
Zinc	%	4.06	5.20
Gold	g/tonne	3.76	2.67
Silver	g/tonne	22.94	22.75
777
Ore	tonnes	258,069	275,260
Copper	%	1.19	2.06
Zinc	%	4.12	4.00
Gold	g/tonne	1.69	2.39
Silver	g/tonne	21.05	29.32
Total Mines
Ore	tonnes	644,821	696,862
Copper	%	0.96	1.16
Zinc	%	4.08	4.73
Gold	g/tonne	2.93	2.56
Silver	g/tonne	22.19	25.34

Unit Operating Costs [1,2]		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Mines
Lalor	C$/tonne	126.42	109.55
777	C$/tonne	102.17	82.59
Total Mines	C$/tonne	116.72	98.90
[1] Reflects costs per tonne of ore mined.
[2] Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the first quarter of 2022 was 7% lower than the same period in 2021 mainly due to employee absenteeism caused by COVID-19, unplanned maintenance requirements of the ore handling system that temporarily affected hoisting ability at Lalor and planned lower production at 777 as the mine approaches closure in June 2022. Copper and gold grades mined at Lalor during the first quarter of 2022 were 41% and 40% higher, respectively, compared to the same period in 2021, mainly due to increased mining of gold and copper-gold stopes. Zinc grades mined during the first quarter of 2022 were 22% lower than the same period in 2021, in line with the mine plan. Copper, gold and silver grades at 777 were 42%, 29% and 28% lower than the same period in 2021 as challenging ground conditions are resulting in excessive dilution as the mine approaches the end of life.

Lalor production processes to separate gold and base metal ores are fully established to optimally provide feed for both the New Britannia and Stall mills based on the ore metal content. Higher gold content ore is processed at the New Britannia facility and higher base metal content ore is directed towards Stall. A production ramp-up strategy to achieve 5,300 tonnes per day at Lalor by the end of 2022 is underway and includes advancing development for new mining fronts, additions to the mine equipment fleet, transition of workforce from the 777 mine upon closure, and expansion of change house and office facilities. A planned Lalor maintenance period has been advanced to the second quarter of 2022 in order to allow for increased availability during the third quarter after 777 has closed and the additional workforce and equipment have transitioned to Lalor. The 777 equipment relocation strategy will commence in the second quarter of 2022, ahead of expected timeframes to advance the production ramp-up to 5,300 tonnes per day.

The 777 mine is within months of closure and the focus continues to be on safely mining out the remaining reserves by completing the necessary ground rehabilitation to access remnant and pillar stoping blocks. Challenging ground conditions continue to cause delays in the production sequence and result in higher dilution than planned. These challenges are expected to continue until the end of the mine life in June 2022. Pre-closure activities are well underway in mined out areas to decommission stationary equipment of value for redeployment at Lalor. As development requirements wind down, personnel and equipment are being redeployed to Lalor as part of the Lalor ramp-up strategy.

Total mine unit operating costs for the mines during the first quarter of 2022 increased by 18% compared to the same period in 2021 mainly due to higher propane usage caused by a colder winter coupled with inflationary cost pressures for bulk commodities and fuel, lower capitalized development at 777 as all costs are operating in nature and higher contractor costs at Lalor partially offset by increases in Lalor capitalized development.

Processing Facilities

		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Stall & New Britannia Concentrator Combined
Ore	tonnes	397,301	361,344
Copper	%	0.82	0.60
Zinc	%	4.24	5.53
Gold	g/tonne	3.87	2.57
Silver	g/tonne	23.16	23.40
Copper concentrate	tonnes	16,280	10,347
Concentrate grade	% Cu	17.61	18.09
Zinc concentrate	tonnes	26,469	35,694
Concentrate grade	% Zn	51.06	50.98
Copper recovery - concentrate	%	87.5	85.7
Zinc recovery - concentrate (Stall)%		85.7	91.1
Gold recovery - concentrate	%	58.4	57.5
Silver recovery - concentrate	%	60.0	56.2
Contained metal in concentrate produced
Copper	tonnes	2,867	1,872
Zinc	tonnes	13,516	18,196
Gold	oz	28,882	17,207
Silver	oz	177,645	152,906
Metal in doré produced
Gold	oz	6,280	-
Silver	oz	10,046	-
Flin Flon Concentrator
Ore	tonnes	254,032	283,386
Copper	%	1.20	1.88
Zinc	%	4.13	4.20
Gold	g/tonne	1.70	2.34
Silver	g/tonne	21.23	28.01
Copper concentrate	tonnes	13,104	22,312
Concentrate grade	% Cu	20.37	21.75
Zinc concentrate	tonnes	17,267	19,113
Concentrate grade	% Zn	50.59	50.98
Copper recovery	%	87.6	91.3
Zinc recovery	%	83.2	81.8
Gold recovery	%	57.7	64.0
Silver recovery	%	52.5	54.1
Contained metal in concentrate produced
Copper	tonnes	2,669	4,854
Zinc	tonnes	8,736	9,744
Gold	oz	8,005	13,655
Silver	oz	91,098	138,053

Unit Operating Costs [1]		Three months ended		Guidance
		Mar. 31, 2022	Mar. 31, 2021	Annual
				2022
Concentrators
Stall & New Britannia	C$/tonne	50.07	23.12
Flin Flon	C$/tonne	28.89	27.08
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	176	151	170 - 185
[1] Reflects costs per tonne of milled ore.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The combined Snow Lake mills processed 10% more ore in the first quarter of 2022 compared to the same period in 2021. Stall recoveries were consistent with the metallurgical model for the head grades delivered. Compared to the same period in 2021, unit operating costs at the Snow Lake mills were higher in the first quarter of 2022 as a result of the higher costs at New Britannia and due to scheduled mill maintenance during the quarter.

The New Britannia mill averaged approximately 1,400 tonnes per day in the first quarter of 2022, slightly below the targeted 1,500 tonnes per day as a result of completing scheduled rod mill liner maintenance during the quarter. Since completing the mill maintenance, New Britannia has consistently achieved greater than 1,500 tonnes per day in April. With the inclusion of doré, the gold and silver recoveries at the New Britannia mill have also improved significantly with metallurgical recoveries in March higher in relation to previous months. Additional initiatives are planned in the second quarter to further improve recoveries to be in line with metallurgical models.

The Flin Flon concentrator consumed the available ore feed from the 777 mine in the first quarter of 2022. Recoveries were consistent with the metallurgical model for the head grades delivered. Unit operating costs at the Flin Flon concentrator increased by 7% during the first quarter compared to the same period in 2021 primarily as a result of increased grinding media used to fulfill paste requirements at the 777 mine.

Combined unit operating costs in the first quarter of 2022 increased by 17% compared to the same period in 2021, due to higher overall operating costs for the reasons described above, partially offset by an increase in ore milled. Full year combined unit costs are expected to remain within 2022 guidance ranges.

		Three months ended		Guidance
Contained metal in concentrate produced [1]		Mar. 31, 2022	Mar. 31, 2021	Annual
				2022
Copper	tonnes	5,536	6,726	12,000 - 16,000
Gold [2]	oz	36,887	30,862	-
Silver [3]	oz	268,743	290,959	-
Zinc	tonnes	22,252	27,940	50,000 - 70,000
Metal in doré produced [1]
Gold [2]	oz	6,280	-	-
Silver [3]	oz	10,046	-	-
Contained metal in concentrate and doré produced
Gold [2]	oz	43,167	30,862	150,000 - 185,000
Silver [3]	oz	278,789	290,959	800,000 - 1,100,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.
[2] Gold production guidance includes gold contained in concentrate produced and gold in doré.
[3] Silver production guidance includes silver contained in concentrate produced and silver in doré.

Compared to the same period in 2021, gold production in the first quarter of 2022 increased by 40%. This increase is primarily due to the processing of higher volumes of gold ore from Lalor at the New Britannia mill, offset by lower gold grades at the 777 mine. Copper, silver and zinc production decreased by 18%, 4% and 20% in the first quarter of 2022 compared to the same period in 2021 as grades at 777 were significantly lower as the mine approaches the end of life.

Full year production of all metals and costs are on track to achieve guidance ranges for 2022.

Zinc Plant

Zinc Production		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Zinc Concentrate Treated
Domestic	tonnes	41,723	54,489
Refined Metal Produced
Domestic	tonnes	20,063	26,508

Unit Operating Costs		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Zinc Plant [1,2]	C$/lb	0.62	0.51
[1] Zinc unit operating costs include G&A costs.

[2] Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The zinc plant production was constrained by the availability of concentrate for processing, resulting from Lalor transitioning production to the gold lenses and the mine plan limitations at 777 as it nears closure in June 2022. The zinc plant will continue to be constrained by zinc concentrate availability in its final operating quarter.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Guidance
				Annual
		Mar. 31, 2022	Mar. 31, 2021	2022
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.40)	(1.04)
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	2.33	1.62

Cost per ounce of gold produced
Cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	416	-	300 - 550
Sustaining cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	1,187	-
[1] Cash cost and sustaining cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[2] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2022 was negative $0.40. These costs were higher compared to the same period in 2021, as a result of higher mining, milling and G&A costs in part due to inflationary pressures and lower copper production, partially offset by higher by-product revenues.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2022 was $2.33. These costs were higher compared to the same period in 2021, primarily due to the reasons listed above partially offset by significantly lower sustaining capital expenditures compared to the same period in 2021.

Cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2022 was in line with our 2022 guidance range.

Metal Sold

		Three months ended
		Mar. 31, 2022	Mar. 31, 2021
Payable metal in concentrate and doré
Copper	tonnes	3,784	6,093
Gold	oz	33,891	22,420
Silver	oz	228,458	172,148
Refined zinc	tonnes	17,306	28,343

Manitoba copper, gold, zinc and silver sales in the first quarter of 2022 were impacted by limited railcar availability, and when coupled with lower copper and silver production, resulted in lower sales volumes in the quarter versus the comparative 2021 period, which also experienced a similar lack of railcar availability. The resulting excess copper concentrate and refined zinc inventory buildup is expected to normalize over the next several months with increased access to railcars as weather conditions improve. Due to increased production of gold from Lalor and New Britannia's improved precious metal recoveries, sales of gold in the first quarter were higher than in the comparative period in 2021.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2022, we recorded a net profit of $63.8 million compared to a net loss of $60.1 million in the first quarter of 2021.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2022
Increase (decrease) in components of profit or loss:
Revenues	65.0
Cost of sales
Mine operating costs	(33.8)
Depreciation and amortization	1.6
Selling and administrative expenses	(1.9)
Exploration expenses	(11.8)
Evaluation expenses	(6.8)
Environmental obligation adjustment	75.4
Other expenses	(1.0)
Net finance expense	71.7
Tax	(34.5)
Decrease in loss for the period	123.9

Revenue

Revenue for the first quarter of 2022 was $378.6 million, $65.0 million higher than the same period in 2021, primarily as a result of higher realized base metal prices as well as higher sales volumes of gold and silver. The significantly increased sales volumes of gold is mainly the result of the recent commencement of operations at the high-grade Pampacancha deposit in Peru and the copper-gold circuit at New Britannia mill in Manitoba, neither of which were operational in the comparative period. Offsetting this increase were lower zinc metal sales volumes from Lalor primarily due to the transition of mining toward the gold lenses at Lalor and a corresponding decrease of production from the base metal zones and production constraints at the zinc plant mainly due to a declining production from 777 as it nears the end of mine life.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2022

Metals prices[1]
Higher copper prices	37.9
Higher zinc prices	16.7
Lower gold prices	(0.4)
Lower silver prices	(7.0)
Sales volumes
Lower copper sales volumes	(2.5)
Lower zinc sales volumes	(32.2)
Higher gold sales volumes	39.4
Higher silver sales volumes	10.5
Other
Change in derivative mark-to-market on zinc	0.3
Molybdenum and other volume and pricing differences	0.8
Variable consideration adjustments	1.6
Effect of higher treatment and refining charges	(0.1)
Increase in revenue in 2022 compared to 2021	65.0
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2022	Mar. 31, 2021
Copper	209.0	173.7
Zinc	66.4	82.1
Gold	67.6	42.2
Silver	6.6	6.4
Molybdenum	9.2	7.0
Other metals	2.5	1.6
Revenue from contracts	361.3	313.0
Amortization of deferred revenue - gold	13.2	4.9
Amortization of deferred revenue - silver	11.8	8.7
Amortization of deferred revenue - variable consideration adjustments - prior periods	3.2	1.6
Pricing and volume adjustments[1]	1.2	(2.6)
Treatment and refining charges	(12.1)	(12.0)
Revenue	378.6	313.6

[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter of 2022 and 2021, respectively, are summarized below:

			Realized prices[1] for the
			Three months ended
		LME QTD 2022[2]	Mar. 31, 2022	Mar. 31, 2021
Prices
Copper	$/lb	4.53	4.53	3.69
Zinc[3]	$/lb	1.70	1.76	1.32
Gold[4]	$/oz		1,741	1,778
Silver[4]	$/oz		21.56	29.69

[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2] London Metal Exchange average for copper and zinc prices.

[3] All sales for the three months ended March 31, 2022 and 2021 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

[4] Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 26.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended March 31, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	209.0	66.4	67.6	6.6	9.2	2.5	361.3
Amortization of deferred revenue	-	-	13.2	11.8	-	-	25.0
Pricing and volume adjustments [3]	(3.2)	0.7	3.4	0.2	0.1	-	1.2
By-product credits [4]	205.8	67.1	84.2	18.6	9.3	2.5	387.5
Derivative mark-to-market [5]	-	(0.1)	-	-	-	-	(0.1)
Revenue, excluding mark-to-market on non-QP hedges	205.8	67.0	84.2	18.6	9.3	2.5	387.4
Payable metal in concentrate sold [6]	20,609	17,306	48,343	864,591	213	-	-
Realized price [7]	9,985	3,875	1,741	21.56	43,635	-	-
Realized price [8]	4.53	1.76	-	-	-	-	-
Three months ended March 31, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	173.7	82.1	42.2	6.4	7.0	1.6	313.0
Amortization of deferred revenue	-	-	4.9	8.7	-	-	13.6
Pricing and volume adjustments [3]	(3.3)	0.2	(1.9)	-	2.4	-	(2.6)
By-product credits [4]	170.4	82.3	45.2	15.1	9.4	1.6	324.0
Derivative mark-to-market [5]	-	0.2	-	-	-	-	0.2
Revenue, excluding mark-to-market on non-QP hedges	170.4	82.5	45.2	15.1	9.4	1.6	324.2
Payable metal in concentrate sold [6]	20,929	28,343	25,383	509,760	284	-	-
Realized price [7]	8,143	2,910	1,778	29.69	33,040	-	-
Realized price [8]	3.69	1.32	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per financial statements.

[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2022
		Manitoba	Peru [4]
Gold	oz	4,388	10,494
Silver	oz	86,912	643,636
Gold deferred revenue drawdown rate[1,2]	$/oz	1,252	734
Gold cash rate[3]	$/oz	429	412
Total gold stream realized price	$/oz	1,681	1,146
Silver deferred revenue drawdown rate[1,2]	$/oz	24.73	14.95
Silver cash rate[3]	$/oz	6.33	6.08
Total silver stream realized price	$/oz	31.06	21.03

		Three months ended
		Mar. 31, 2021
		Manitoba	Peru
Gold	oz	2,577	1,676
Silver	oz	48,763	346,138
Gold deferred revenue drawdown rate[1,2]	$/oz	1,248	990
Gold cash rate [3]	$/oz	425	408
Total gold stream realized price	$/oz	1,673	1,398
Silver deferred revenue drawdown rate[1,2]	$/oz	23.99	21.86
Silver cash rate [3]	$/oz	6.26	6.02
Total silver stream realized price	$/oz	30.25	27.88

[1]Subsequent to the variable consideration adjustment recorded on January 1, 2022, the deferred revenue amortization is recorded in Manitoba at C$1,584/oz gold and C$31.28/oz silver (for the three months ended March 31, 2021- C$1,578/oz gold and C$30.38/oz silver) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

[3] The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

[4] Subsequent to the variable consideration adjustment recorded on January 1, 2022, the deferred revenue amortization is recorded in Peru at $734/oz gold and $14.95/oz silver.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended
	Mar. 31, 2022	Mar. 31, 2021
Peru
Mining	28,402	21,539
Milling	47,655	43,320
Changes in product inventory	(4,772)	(10,575)
Depreciation and amortization[1]	48,362	40,435
G&A	16,198	14,439
Inventory adjustments	(461)	(723)
Freight, royalties and other charges	10,331	9,853
Total Peru cost of sales	145,715	118,288
Manitoba
Mining	59,433	54,420
Milling	21,509	12,662
Zinc plant	18,376	19,607
Changes in product inventory	(16,148)	(12,289)
Depreciation and amortization[1]	32,729	42,247
G&A	23,243	15,952
Freight, royalties and other charges	8,494	10,225
Total Manitoba cost of sales	147,636	142,824
Cost of sales	293,351	261,112
[1] Includes depreciation and amortization from property, plant, and equipment and decommissioning and restoration assets.

Total cost of sales for the first quarter of 2022 was $293.4 million, reflecting an increase of $32.2 million from the first quarter of 2021. Peru cost of sales increased by $27.4 million in the first quarter of 2022, compared to the same period of 2021. The main driver of this increase were higher overall mining, milling and general and administrative costs, as well as higher depreciation and lower relative buildup in product inventory. The increases in mining and milling costs were mainly driven by higher production as well as higher prices for consumables. Manitoba cost of sales were relatively consistent, increasing by $4.8 million in the first quarter of 2022, compared to the same period of 2021. Contributing to this increase were higher overall mining, milling and general administrative costs, mainly driven by increases in consumable costs. Partially offsetting these increases was a larger relative buildup in product inventory caused by an increase in copper concentrate and zinc inventories due to limited railcar availability and lower decommissioning and restoration obligations ("DRO") depreciation. As most of Manitoba's environmental provision is attributed to the 777 mine and Flin Flon operations, the closure of which is expected to commence during the second quarter of 2022, we expect lower amortization of Manitoba's DRO asset relative to previous levels.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2022, other significant variances in expenses from operations, compared to the same period in 2021, include the following:

- Exploration expenses increased by $11.8 million, as the Copper World drilling program continued during the first quarter of 2022.

- Evaluation expenses increased by $6.8 million, largely related to hydrogeological and geotechnical studies to advance the Copper World Project. Upon completion of a positive preliminary economic assessment for Copper World, we expect to begin capitalizing evaluation expenditures.

- Environmental obligation adjustments increased by $75.4 million, largely as a result of gains on the revaluation of the environmental obligation on our Flin Flon and non-producing sites in Manitoba. Specifically, an increase in long term risk-free discount rates resulted in a large decline in the closure cost provision. The offsetting reclamation asset had only a minimal net book value due to the upcoming closure of 777 and Flin Flon operations, and so the remaining reclamation adjustment was recorded as a gain in the income statement.

Given the upcoming closure of 777 and Flin Flon and the long term nature of the reclamation cash flows, the related environmental provision is highly sensitive to changes in long-term risk-free discount rates and, as such, we will continue to experience quarterly closure cost provision revaluations.

Net finance expense

(in $ thousands)	Three months ended
	Mar. 31, 2022	Mar. 31, 2021

Finance costs - accrued or payable:
Interest expense on long-term debt	16,898	21,232
Withholding taxes	1,563	2,023
Tender premium on senior unsecured notes	-	22,878
Other accrued/payable costs (income)[1]	2,223	2,121
Total finance costs - accrued or payable	20,684	48,254

Finance costs - non-cash:
Accretion on streaming agreements[2]	4,836	15,528
Change in fair value of financial assets and liabilities at fair value through profit or loss	7,216	39,007
Write off unamortized transaction costs	-	2,480
Other non-cash costs[3]	4,008	3,184
Total finance costs - non-cash	16,060	60,199
Net finance expense	36,744	108,453
[1] Includes interest income and other finance expense.
[2] Includes variable consideration adjustment (prior periods).
[3] Includes accretion on community agreements, accretion on Wheaton refund liability, unwinding of discount on provisions, and net foreign exchange losses (gains).

During the quarter ended March 31, 2022, net finance expense decreased by $71.7 million compared to the first quarter of 2021 due to a $27.6 million decrease in payable finance costs and a $44.1 million decrease in non-cash finance costs.

The reduction in net finance expense was primarily driven by the refinancing of senior unsecured notes in the comparative period. The prior year refinancing included a $49.8 million write-off of a non-cash embedded derivative on the early redemption option associated with our extinguished senior unsecured notes as well as a call premium of $22.9 million, with no corresponding charges recorded in 2022. Contributing to the decline in non-cash finance costs is a $10.7 million reduction in the accretion on streaming arrangements due to a lower interest rate following the amended Peru streaming arrangement in the second quarter of 2021 and a reduction in interest expense of $4.3 million, mainly due to lower interest rates on our long term debt. Offsetting these reductions is a higher non-cash loss of $21.6 million on the revaluation of the gold prepayment liability due to a higher gold price.

Tax Expense

For the three months ended March 31, 2022, tax expense increased by $34.5 million compared to the same period in 2021. The following table provides further details:

	Three months ended
	Mar. 31, 2022	Mar. 31, 2021
(in $ thousands)
Deferred tax expense (recovery) - income tax [1]	9,601	(26,400)
Deferred tax expense - mining tax [1]	4,990	11,699
Total deferred tax expense (recovery)	14,591	(14,701)
Current tax expense - income tax	5,477	967
Current tax expense - mining tax	4,978	4,244
Total current tax expense	10,455	5,211
Tax expense (recovery)	25,046	(9,490)
[1] Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 26.4% to our profit before taxes of $88.9 million for the first quarter of 2022 would have resulted in a tax expense of approximately $23.5 million; however, we recorded an income tax expense of $15.1 million. The significant items causing our effective income tax rate to be different than the 26.4% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations. This has resulted in a deferred tax expense of $1.5 million.

- Deductible temporary differences with respect to Manitoba, and relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations. This resulted in a deferred tax recovery of $9.6 million.

- Temporary income tax differences not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets. This resulted in a deferred tax expense of $3.4 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax recovery of $6.2 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.4%, resulting in a tax expense of $3.7 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our profit before taxes of $88.9 million for the first quarter of 2022 would have resulted in a tax expense of approximately $8.8 million; however, we recorded a mining tax expense of $9.9 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- Between mining profit of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining profit less C$50 million multiplied by 65%;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million;

- Between mining profit of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining profit less C$100 million multiplied by 57%; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2022, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes

We have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities and Surety Bonds

We have two senior secured revolving credit facilities ("the Credit Facilities") for our Canadian and Peruvian businesses, with combined total availability of $450.0 million and substantially similar terms and conditions. As at March 31, 2022, our liquidity includes $213.4 million in cash as well as undrawn availability of $357.5 million under our Credit Facilities. As at March 31, 2022, we were in compliance with our covenants under the Credit Facilities and had drawn $92.5 million in letters of credit under the Credit Facilities.

As at March 31, 2022, the Arizona business unit had $28.3 million in surety bonds issued to support future reclamation and closure obligations. The Peru business unit also had $107.9 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at March 31, 2022 compared to December 31, 2021

Cash decreased by $57.6 million during the quarter to $213.4 million as at March 31, 2022. This decrease was mainly the result of $55.9 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $31.9 million, partial repayment of our gold prepayment liability of $18.6 million, lease payments of $9.9 million, other finance payments of $3.2 million as well as paid dividends of $2.1 million. Offsetting these cash outflows was cash flow from operating activities of $63.3 million. We hold the majority of our cash in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $14.3 million to $161.8 million from December 31, 2021 to March 31, 2022, primarily due to an increase in inventories of $40.8 million mainly due to a buildup of finished goods inventory at our Manitoba operations caused by a limited availability of rail cars, a decrease in trade and other payables of $22.7 million arising mainly from timing of payments, and a decrease in deferred revenue liabilities of $15.7 million due to the upcoming closure of 777. Offsetting these items was the cash decrease of $57.6 million and a decrease in trade and other receivables of $18.9 million due to timing of sales deliveries.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2022 and March 31, 2021:

(in $ thousands)	Three months ended
	Mar. 31, 2022	Mar. 31, 2021
Operating cash flow before change in non-cash working capital	77,053	90,656
Change in non-cash working capital	(13,746)	(38,859)
Cash generated from operating activities	63,307	51,797
Cash used in investing activities	(55,732)	(82,512)
Cash used in financing activities	(64,719)	(96,791)
Effect of movement in exchange rates on cash	(486)	(1,065)
Decrease in cash	(57,630)	(128,571)

Cash Flow from Operating Activities

Cash generated from operating activities was $63.3 million during the first quarter of 2022, an increase of $11.5 million compared with the same period in 2021. Operating cash flow before change in non-cash working capital was $77.1 million during the first quarter of 2022, reflecting a decrease of $13.6 million compared to the first quarter of 2021. The decrease in operating cash flows before changes in working capital is mostly attributable to the timing of current tax payments which increased by $11.8 million compared to the first quarter of 2021 as well as lower sales volumes of zinc metal. This was partially offset by higher realized prices, and higher gold and silver sales volumes compared to the first quarter of 2021.

Cash Flow from Investing and Financing Activities

During the first quarter of 2022, we spent $120.5 million in investing and financing activities, primarily driven by $55.9 million in capital expenditures, $31.9 million in interest payments, $18.6 million in partial settlement of our gold prepayment liability, $9.9 million in capitalized lease payments, $3.2 million in other finance payments and $2.1 million in dividend payments.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31, 2022	Mar. 31, 2021	Annual
(in $ millions)			2022
Manitoba sustaining capital expenditures	30.6	20.9	115.0
Peru sustaining capital expenditures [1]	20.1	12.9	105.0
Total sustaining capital expenditures	50.7	33.8	220.0
Arizona capitalized costs	3.1	3.2	35.0
Peru growth capitalized expenditures	0.1	19.9	10.0
Manitoba growth capitalized expenditures	4.9	42.0	50.0
Other capitalized costs	1.6	1.0	-
Capitalized exploration	3.1	1.1	25.0
Total other capitalized expenditures	12.8	67.2
Total capital additions	63.5	101.0

Reconciliation to cash capital additions:
Right-of-use asset additions	(7.8)	(1.3)
Change in community agreement accruals	(0.9)	(12.6)
Change in capital accruals and other	1.1	(4.1)
Total cash capital additions	55.9	83.0
[1] Peru sustaining capital expenditures includes capitalized stripping costs.

For the first quarter of 2022, total capital additions declined by 37% compared to the first quarter of 2021 as a result of lower growth spending partially offset by higher sustaining capital expenditures in both Peru and Manitoba.

Sustaining capital expenditures in Manitoba for the three months ended March 31, 2022 increased by $9.7 million to $30.6 million, compared to the same period in 2021. The increased expenditures are due to higher planned capital development and lease additions at Lalor, partially offset by reduced spending on the upgrades at the Anderson tailings facility as the project nears completion and cessation of capitalizing development costs at 777 given its upcoming closure. Sustaining capital expenditures in Peru for the three months ended March 31, 2022 were $20.1 million, representing an increase of $7.2 million compared to the same period in 2021. The increase was a result of new mobile equipment capital additions and increased deferred stripping.

Growth capital expenditures in Manitoba for the three months ended March 31, 2022 of $4.9 million comprises expenditures for the Lalor expansion and recovery improvement projects at both New Britannia and Stall. Compared to the same quarter of 2021, growth capital expenditures decreased by $37.1 million as the comparative period included significant costs related to the New Britannia refurbishment project, which was completed in the fourth quarter of 2021. Growth capital expenditures in Peru for the three months ended March 31, 2022 decreased by $19.8 million to $0.1 million, compared to prior period, as there were significant costs incurred to bring Pampacancha to commercial production in the comparative period, which was achieved in the second quarter of 2021.

Arizona's growth capital of $3.1 million in the first quarter of 2022 relates primarily to land acquisition costs, permitting and other costs associated with Copper World and Rosemont. Other capitalized costs for the three months ended March 31, 2022 were $1.6 million, which are mostly made up of non-cash capitalized costs.

We expect consolidated sustaining and growth capital expenditures in 2022 to be in line with our full year guidance.

Capital Commitments

As at March 31, 2022, we had outstanding capital commitments in Canada of approximately $29.1 million, of which $19.5 million can be terminated, approximately $37.2 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $180.1 million in Arizona, primarily related to our Rosemont project, of which approximately $87.9 million can be terminated.

We expect that our financing costs will increase as we anticipate increasing the letters of credit advanced under our Credit Facilities to support new closure plans.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2022:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,578.3	66.5	134.8	703.5	673.5
Gold prepayment obligation[2]	130.3	75.6	54.7	-	-
Lease obligations	158.1	64.3	58.1	17.9	17.8
Purchase obligation - capital commitments	246.4	52.5	17.2	26.0	150.7
Purchase obligation - other commitments[3]	1,009.8	378.1	362.7	138.8	130.2
Pension and other employee future benefits obligations[2]	181.3	12.6	13.4	35.2	120.1
Community agreement obligations[4]	57.7	9.0	11.7	4.4	32.6
Decommissioning and restoration obligations[5]	439.9	15.1	7.8	8.2	408.8
Total	3,801.8	673.7	660.4	934.0	1,533.7
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments.
[2] Discounted.

[3] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

- A net smelter returns royalty agreement related to the 777 mine; and,

- Government royalty payments related to the Constancia mine.

Outstanding Share Data

As of May 8, 2022, there were 261,886,665 common shares of Hudbay issued and outstanding. In addition, there were 1,780,471 stock options outstanding.

FINANCIAL RISK MANAGEMENT

Implication of Copper World Preliminary Economic Assessment on Rosemont Project

As with any change in mine plan, or new technical report or preliminary economic assessment, there is a risk that the timing and extent of operating and capital expenditures may result in an indicator of impairment or impairment reversal. In the case of the forthcoming Copper World PEA, management will assess impairment considerations with respect to changes in timing and expenditures to support the development of Copper World, and the alternative development plan for Rosemont as a stand-alone project.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts)		2021				2020
	2022
	Q1	Q4	Q3[3]	Q2	Q1	Q4	Q3	Q2
Revenue	378.6	425.2	359.0	404.2	313.6	322.3	316.1	208.9
Gross earnings (loss)	85.3	81.7	(85.4)	82.2	52.5	34.4	39.3	(12.7)
Profit (loss) before tax	88.9	(0.2)	(147.8)	14.8	(69.6)	0.9	(23.9)	(74.6)
Profit (loss)	63.8	(10.5)	(170.4)	(3.4)	(60.1)	7.4	(24.0)	(51.9)
Adjusted net earnings (loss)[1,3]	5.2	32.7	0.9	5.4	(16.1)	(16.4)	(25.4)	(39.7)
Earnings (loss) per share:
Basic and diluted	0.24	(0.04)	(0.65)	(0.01)	(0.23)	0.03	(0.09)	(0.20)
Adjusted net earnings (loss)[1,3] per share	0.02	0.13	0.00	0.02	(0.06)	(0.06)	(0.10)	(0.15)
Operating cash flow[2]	77.1	156.9	103.5	132.8	90.7	86.1	84.4	29.5
Adjusted EBITDA[1]	110.2	180.3	119.3	143.2	104.2	106.9	96.1	49.1

[1] Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] Operating cash flow before changes in non-cash working capital.

[3] The adjusted net earnings (loss) and adjusted net earnings (loss) per share in respect of the third quarter of 2021 were adjusted in our management's discussion and analysis of financial results for the year ended December 31, 2021 due to a change in the computed tax effect on certain adjustments. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share.

Results in the first quarter of 2022 have continued to benefit from a trend of higher realized base metal prices, but have also been impacted by rising operating costs caused by inflation. While we have achieved increased gold production from the higher grade Pampacancha deposit and the higher recovery New Britannia gold mill, we experienced increased levels of COVID-related absenteeism in the workforce, impacting production, and also experienced limited availability of rail cars leading to reduced sales and an inventory build-up. The first quarter results were also impacted by a revaluation gain of $78.2 million pertaining mostly to the environmental obligation on our Flin Flon site and $1.7 million for our non-producing sites in Manitoba caused by an increase in long-term risk-free interest rates.

Results for the fourth quarter of 2021 benefited from higher realized metal prices. This strength in commodity prices combined with higher gold production following the commencement of commercial production at New Britannia and improving copper recoveries led to record revenue of $425.2 million in the fourth quarter of 2021. Adjusted EBITDA and operating cash flow both reached record highs. Notwithstanding these records, continued inflationary pressures along with lower copper grades caused operating costs to climb and put pressure on gross margins, compared to earlier quarters. A revaluation of our environmental obligation for the Flin Flon closure plan resulted in a $46.2 million non-cash charge, which negatively impacted net income for the quarter.

During the third quarter of 2021, increasing base metal prices contributed to strong revenues and operating cash flow. Mining at Pampacancha continued to ramp-up, contributing significantly to gold production during the quarter. As a result of the planned closure of Flin Flon operations in mid-2022 and an updated Flin Flon closure plan, non-cash charges totaling $156.3 million were incurred, which negatively impacted gross profit for the quarter. In Peru, ongoing COVID-19 costs, along with lower copper grades, put pressure on operating costs.

Financial results in the second quarter of 2021 benefited from initial production at the Pampacancha pit but were negatively impacted by higher operating costs in Peru and lower Manitoba metal production caused by COVID-19 related impacts as well as lower copper and zinc grades and lower precious metal recoveries.

The first quarter of 2021 saw lower revenues compared to the fourth quarter of 2020 due to a delayed Peru shipment for which revenue could not be recognized, and lower sales volumes from Manitoba related to a buildup of finished goods inventory during the quarter as a result of a lack of rail car availability. First quarter results were negatively impacted by $75.2 million of various finance expenses related to the refinancing of our senior notes.

We experienced production disruptions during the first half of 2020 due to an eight-week suspension of Constancia operations in Peru from a government declared state of emergency and at the 777 mine during the fourth quarter of 2020 due to a six-week interruption to perform repairs following a skip hoist incident. However, the deferral of production and sales that arose from these disruptions allowed us to benefit from increasing commodity prices. The reduced copper production from Constancia and 777 in 2020 was partially offset by increased production from Lalor. Earnings in the fourth quarter of 2020 were negatively impacted by the 777 production interruption which resulted in $11.7 million in certain overhead costs being expensed. Earnings in the first and second quarter of 2020 were impacted by the temporary suspension of operations at Constancia, which resulted in $31.9 million in certain overhead costs being expensed.

For information on previous trends and quarterly reviews, refer to our MD&A for the year ended December 31, 2021, dated February 23, 2022.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

During 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long-term discount rates in the fourth quarter, none of which management believes are indicative of ongoing operating performance and have therefore been excluded from the calculations of adjusted net earnings (loss) and adjusted EBITDA.

Cash cost and sustaining cash cost per pound of zinc produced was a previously disclosed non-IFRS measure, most recently published in our MD&A for the year ended December 31, 2021, dated February 23, 2022. With the planned closure of 777 mine and Flin Flon operations, including the zinc plant, in the second quarter of 2022, the production profile of Manitoba has shifted from zinc to gold and therefore we have ceased providing this measure on a go forward basis.

In the first quarter of 2022, we recorded a non-cash gain of $79.9 million mostly related to the quarterly revaluation of our Flin Flon environmental provision, which was impacted by rising long-term risk-free discount rates. With Flin Flon operations closing in June 2022 and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental provision remains highly sensitive to changes in long-term risk-free discount rates and, as such, we expect to continue to experience quarterly environmental provision revaluations, which is not indicative of our ongoing operating performance. This item has been included prospectively in our calculation of adjusted earnings.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three months ended March 31, 2022 and 2021.

	Three months ended
(in $ millions)	Mar. 31, 2022	Mar. 31, 2021
Profit (loss) for the period	63.8	(60.1)
Tax expense (recovery)	25.0	(9.5)
Profit (loss) before tax	88.8	(69.6)
Adjusting items:
Mark-to-market adjustments [1]	10.5	40.8
Peru inventory reversal	(0.5)	(0.7)
Variable consideration adjustment - stream revenue and accretion	(5.8)	(1.0)
Foreign exchange loss (gain)	1.5	1.7
Environmental obligation adjustments [2]	(79.9)	-
Evaluation expenses	7.0	-
Write-down of unamortized transaction costs	-	2.5
Premium paid on redemption of notes	-	22.9
Restructuring charges - Manitoba [3]	0.7	-
Adjusted earnings (loss) before income taxes	22.3	(3.4)
Tax (expense) recovery	(25.0)	9.5
Tax impact of adjusting items	7.9	(22.2)
Adjusted net earnings (loss)	5.2	(16.1)
Adjusted net earnings (loss) ($/share)	0.02	(0.06)
Basic weighted average number of common shares outstanding (millions)	261.7	261.3

[1] Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

[2] Changes from movements to environmental obligation closure estimates are primarily related to the Flin Flon operations, which were fully depreciated as of March 31, 2022, as well as other Manitoba non-operating sites.

[3] Includes closure costs for Flin Flon operations.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net earnings in the first quarter of 2022 of $5.2 million or $0.02 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three months ended
(in $ millions)	Mar. 31, 2022	Mar. 31, 2021
Profit (loss) for the period	63.8	(60.1)

Add back: Tax expense (recovery)	25.0	(9.5)
Add back: Net finance expense	36.7	108.5
Add back: Other expenses	2.0	1.1
Add back: Evaluation expenses	7.0	-
Add back: Depreciation and amortization	81.1	82.7
Less: Amortization of deferred revenue and variable consideration adjustment	(28.2)	(15.2)
	187.4	107.5
Adjusting items (pre-tax):
Environmental obligation adjustments	(79.9)	(4.4)
Peru inventory write down reversal	(0.5)	(0.7)
Share-based compensation expenses [1]	3.2	1.8
Adjusted EBITDA	110.2	104.2
[1] Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at March 31, 2022 and December 31, 2021:

(in $ thousands)	Mar. 31, 2022	Dec. 31, 2021
Total long-term debt	1,181,119	1,180,274
Cash	(213,359)	(270,989)
Net debt	967,760	909,285

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2022 and 2021. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2022	Mar. 31, 2021
Peru	42,254	39,302
Manitoba	12,205	14,828
Net pounds of copper produced	54,459	54,130

Consolidated	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	242,058	4.45	209,866	3.88
By-product credits	(181,673)	(3.34)	(153,515)	(2.84)
Cash cost, net of by-product credits	60,385	1.11	56,351	1.04

Consolidated	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,129	1.23	82,315	1.52
Gold [3]	84,174	1.55	45,134	0.83
Silver [3]	18,639	0.34	15,135	0.28
Molybdenum & other	11,731	0.22	10,931	0.20
Total by-product credits	181,673	3.34	153,515	2.84
Reconciliation to IFRS:
Cash cost, net of by-product credits	60,385		56,351
By-product credits	181,673		153,515
Treatment and refining charges	(12,083)		(11,936)
Inventory adjustments	(461)		(723)
Share-based compensation expense	448		184
Change in product inventory	(20,920)		(22,864)
Royalties	3,218		3,903
Depreciation and amortization[4]	81,091		82,682
Cost of sales[5]	293,351		261,112
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 25 for these figures.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2022 the variable consideration adjustments amounted to income of $3,245. For the three months ended March 31, 2021 - income of $1,617.

[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2022	Mar. 31, 2021
Net pounds of copper produced[1]	42,254	39,302
[1] Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	28,402	0.67	21,539	0.55
Milling	47,655	1.13	43,320	1.10
G&A	16,100	0.38	14,420	0.37
Onsite costs	92,157	2.18	79,279	2.02
Treatment & refining	7,585	0.18	6,614	0.17
Freight & other	9,477	0.22	8,688	0.22
Cash cost, before by-product credits	109,219	2.58	94,581	2.41
By-product credits	(43,997)	(1.04)	(22,864)	(0.58)
Cash cost, net of by-product credits	65,222	1.54	71,717	1.82

Peru	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	21,712	0.51	4,155	0.11
Silver[3]	12,991	0.31	9,337	0.24
Molybdenum	9,294	0.22	9,372	0.24
Total by-product credits	43,997	1.04	22,864	0.58
Reconciliation to IFRS:
Cash cost, net of by-product credits	65,222		71,717
By-product credits	43,997		22,864
Treatment and refining charges	(7,585)		(6,614)
Inventory adjustments	(461)		(723)
Share-based compensation expenses	98		19
Change in product inventory	(4,772)		(10,575)
Royalties	854		1,165
Depreciation and amortization[4]	48,362		40,435
Cost of sales[5]	145,715		118,288
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 25.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2022	Mar. 31, 2021
Net pounds of copper produced[1]	12,205	14,828
[1] Contained copper in concentrate.

Manitoba	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	59,433	4.87	54,420	3.67
Milling	21,509	1.76	12,662	0.85
Refining (zinc)	18,376	1.51	19,607	1.32
G&A	22,893	1.88	15,787	1.06
Onsite costs	122,211	10.01	102,476	6.91
Treatment & refining	4,498	0.37	5,322	0.36
Freight & other	6,130	0.50	7,487	0.50
Cash cost, before by-product credits	132,839	10.88	115,285	7.77
By-product credits	(137,676)	(11.28)	(130,651)	(8.81)
Cash cost, net of by-product credits	(4,837)	(0.40)	(15,366)	(1.04)

Manitoba	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,129	5.50	82,315	5.55
Gold[3]	62,462	5.12	40,979	2.76
Silver[3]	5,648	0.46	5,798	0.39
Other	2,437	0.20	1,559	0.11
Total by-product credits	137,676	11.28	130,651	8.81
Reconciliation to IFRS:
Cash cost, net of by-product credits	(4,837)		(15,366)
By-product credits	137,676		130,651
Treatment and refining charges	(4,498)		(5,322)
Share-based compensation expenses	350		165
Change in product inventory	(16,148)		(12,289)
Royalties	2,364		2,738
Depreciation and amortization[4]	32,729		42,247
Cost of sales[5]	147,636		142,824
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 25.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Consolidated	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	60,385	1.11	56,351	1.04
Cash sustaining capital expenditures	60,963	1.12	56,456	1.04
Royalties	3,218	0.06	3,903	0.07
Sustaining cash cost, net of by-product credits	124,566	2.29	116,710	2.16
Corporate selling and administrative expenses & regional costs	13,060	0.24	10,765	0.20
Accretion and amortization of decommissioning and community agreements[1]	721	0.01	579	0.01
All-in sustaining cash cost, net of by-product credits	138,347	2.54	128,054	2.37
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	39,399		82,378
Capitalized stripping net additions	24,146		18,625
Total accrued capital additions	63,545		101,003
Less other non-sustaining capital costs[2]	12,832		67,159
Total sustaining capital costs	50,713		33,844
Right of use leased assets	(7,772)		(1,321)
Capitalized lease cash payments - operating sites	9,259		9,188
Community agreement cash payments	3,772		235
Accretion and amortization of decommissioning and restoration obligations	4,991		14,510
Cash sustaining capital expenditures	60,963		56,456
[1] Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.
[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, and growth capital expenditures.

Peru	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	65,222	1.54	71,717	1.82
Cash sustaining capital expenditures	30,039	0.71	19,802	0.50
Royalties	854	0.02	1,165	0.03
Sustaining cash cost per pound of copper produced	96,115	2.27	92,684	2.36
[1] Only includes exploration costs incurred for locations near to existing mine operations.

Manitoba	Three months ended
	Mar. 31, 2022		Mar. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(4,837)	(0.40)	(15,366)	(1.04)
Cash sustaining capital expenditures	30,924	2.53	36,654	2.47
Royalties	2,364	0.19	2,738	0.18
Sustaining cash cost per pound of copper produced	28,451	2.33	24,026	1.62

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2022. The introduction of gold cash cost was made in 2022, as gold replaced zinc as the major output within Manitoba's production profile. No comparatives have been disclosed for this metric as Manitoba gold production in 2021 was not considered meaningful. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2022
Net ounces of gold produced	43,167

Manitoba	Three months ended
	Mar. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz
Cash cost, before by-product credits[1]	132,839	3,077
By-product credits	(114,874)	(2,661)
Gold cash cost, net of by-product credits	17,965	416
[1] For additional detail on cash cost, before by-product credits please see page 45 of this MD&A.

Manitoba	Three months ended
	Mar. 31, 2022
Supplementary cash cost information	$000s	$/oz [1]
By-product credits[2]:
Copper	39,660	919
Zinc	67,129	1,555
Silver[3]	5,648	131
Other	2,437	56
Total by-product credits	114,874	2,661
Reconciliation to IFRS:
Cash cost, net of by-product credits	17,965
By-product credits	114,874
Treatment and refining charges	(4,498)
Share-based compensation expenses	350
Change in product inventory	(16,148)
Royalties	2,364
Depreciation and amortization[4]	32,729
Cost of sales[5]	147,636
[1] Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 25.

[3] Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Manitoba	Three months ended
	Mar. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz
Gold cash cost, net of by-product credits	17,965	416
Cash sustaining capital expenditures	30,924	716
Royalties	2,364	55
Sustaining cash cost per ounce of gold produced	51,253	1,187

Combined Unit Cost and Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2022 and 2021.

Peru	Three months ended
(in thousands except unit cost per tonne)	Mar. 31, 2022	Mar. 31, 2021
Combined unit cost per tonne processed
Mining	28,402	21,539
Milling	47,655	43,320
G&A [1]	16,100	14,420
Other G&A [2]	(571)	19
	91,586	79,298
Less COVID-19 related costs	2,321	4,601
Unit cost	89,265	74,697
Tonnes ore milled	7,214	6,363
Combined unit cost per tonne	12.37	11.74
Reconciliation to IFRS:
Unit cost	89,265	74,697
Freight & other	9,477	8,688
COVID-19 related costs	2,321	4,601
Other G&A	571	(19)
Share-based compensation expenses	98	19
Inventory adjustments	(461)	(723)
Change in product inventory	(4,772)	(10,575)
Royalties	854	1,165
Depreciation and amortization	48,362	40,435
Cost of sales[3]	145,715	118,288
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Mar. 31, 2022	Mar. 31, 2021
Combined unit cost per tonne processed
Mining	59,433	54,420
Milling	21,509	12,662
G&A [1]	22,893	15,787
Less: G&A allocated to zinc metal production and other areas	(13,407)	(5,997)
Unit cost	90,428	76,872
USD/CAD implicit exchange rate	1.27	1.27
Unit cost - C$	114,504	97,341
Tonnes ore milled	651,333	644,730
Combined unit cost per tonne - C$	176	151
Reconciliation to IFRS:
Unit cost	90,428	76,872
Freight & other	6,130	7,487
Refined (zinc)	18,376	19,607
G&A allocated to zinc metal production	13,407	5,997
Share-based compensation expenses	350	165
Change in product inventory	(16,148)	(12,289)
Royalties	2,364	2,738
Depreciation and amortization	32,729	42,247
Cost of sales[2]	147,636	142,824
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except zinc plant unit cost per pound)	Mar. 31, 2022	Mar. 31, 2021
Zinc plant unit cost

Zinc plant costs	18,376	19,607
G&A [1]	22,893	15,787
Less: G&A allocated to other areas	(19,511)	(11,969)
Zinc plant unit cost	21,758	23,425

USD/CAD implicit exchange rate	1.27	1.27
Zinc plant unit cost - C$	27,551	29,663
Refined metal produced (in pounds)	44,231	58,440
Zinc plant unit cost per pound - C$	0.62	0.51

Reconciliation to IFRS:
Zinc plant unit cost	21,758	23,425
Freight & other	6,130	7,487
Mining	59,433	54,420
Milling	21,509	12,662
G&A allocated to other areas	19,511	11,969
Share-based payment	350	165
Change in product inventory	(16,148)	(12,289)
Royalties	2,364	2,738
Depreciation and amortization	32,729	42,247
Cost of sales[2]	147,636	142,824
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2022 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our March 31, 2022 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended March 31, 2022 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding the impact of COVID-19 and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding our cash balance and liquidity for the remainder of the year, expectations regarding future railcar availability and selling down excess inventory, expectations regarding the preliminary economic assessment of the Copper World project, including the timeline for completion, positive results and a potential alternative development plan for Rosemont, expectations regarding the litigation that has been commenced against Copper World and ongoing litigation in respect of Rosemont, expectations regarding the permitting requirements for Copper World, expectations regarding the Snow Lake gold strategy, including anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tonnes per day and implementing the Stall mill recovery improvement program, expectations regarding the Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- our ability to continue to operate safely and at full capacity despite COVID-19 related challenges;

- the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;

- the ability to achieve production and cost guidance;

- no significant interruptions to our operations due to COVID-19 or social or political unrest in the regions Hudbay operates;

- a positive preliminary economic assessment in respect of Copper World;

- the successful outcome of the Copper World and Rosemont litigation proceedings;

- the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;

- the economic prospects of reprocessing Flin Flon tailings;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on our operations, financial condition, projects and prospects, uncertainties related to the closure of the 777 mine and the Flin Flon operations, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, risks related to the preliminary economic assessment of Copper World, including its effect on the current Rosemont mineral reserves and the potential for it to trigger an indicator of impairment or impairment reversal with respect to Rosemont, risks related to the ongoing Copper World and Rosemont litigation processes and other legal challenges that could affect the permitting timeline for Copper World or Rosemont, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in this MD&A and under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

	Q1 2022	2021 [4]	Q4 2021	Q3 2021[5]	Q2 2021	Q1 2021	2020 [4]	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Consolidated Financial Condition ($000s)
Cash	$213,359	$270,989	$270,989	$297,451	$294,287	$310,564	$439,135	$439,135	$449,014	$391,136	$305,997
Total long-term debt	1,181,119	1,180,274	1,180,274	1,182,612	1,181,195	1,180,798	1,135,675	1,135,675	1,175,104	988,418	988,074
Net debt[1]	967,760	909,285	909,285	885,161	886,908	870,234	696,540	696,540	726,090	597,282	682,077
Consolidated Financial Performance ($000s except per share amounts)
Revenue	$378,619	$1,501,998	$425,170	$358,961	$404,242	$313,624	$1,092,418	$322,290	$316,108	$208,913	$245,105
Cost of sales	293,351	1,370,979	343,426	444,379	322,060	261,112	1,053,418	287,923	276,830	221,567	267,096
Earnings (loss) before tax	88,861	(202,751)	(149)	(147,830)	14,819	(69,592)	(179,089)	911	(23,944)	(74,604)	(81,452)
Earnings (loss)	63,815	(244,358)	(10,453)	(170,411)	(3,395)	(60,102)	(144,584)	7,406	(23,955)	(51,901)	(76,134)
Basic and diluted (loss) earnings	$0.24	$(0.93)	$(0.04)	$(0.65)	$(0.01)	$(0.23)	$(0.55)	$0.03	$(0.09)	$(0.20)	$(0.29)
Adjusted earnings (loss) per share [1]	$0.02	$0.09	$0.13	$-	$0.02	$(0.06)	$(0.46)	$(0.06)	$(0.10)	$(0.15)	$(0.15)
Operating cash flow before change in non-cash working capital [1]	77,053	483,862	156,917	103,509	132,786	90,656	241,863	86,071	84,383	29,457	41,951
Adjusted EBITDA (in $ millions) [1]	110.2	547.1	180.3	119.3	143.2	104.2	306.7	106.9	96.1	49.1	55.0
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	24,702	99,470	28,198	23,245	23,474	24,553	95,333	27,278	25,395	18,026	24,635
Gold	53,956	193,783	64,159	54,276	39,848	35,500	124,622	32,376	29,277	32,614	30,355
Silver	784,357	3,045,481	899,713	763,177	685,916	696,673	2,750,873	730,679	671,685	580,817	767,692
Zinc	22,252	93,529	23,207	20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495
Molybdenum	207	1,146	275	282	295	294	1,204	333	392	124	354
Payable metal in concentrate and doré sold
Copper	20,609	92,200	24,959	21,136	25,176	20,929	88,888	22,963	25,903	15,951	24,072
Gold	48,343	168,358	56,927	47,843	38,205	25,383	122,949	35,179	30,605	30,590	26,574
Silver	864,591	2,427,508	638,640	701,601	577,507	509,760	2,585,586	762,384	705,495	541,785	575,922
Zinc [3]	17,306	96,435	21,112	21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792
Molybdenum	213	1,098	245	304	265	284	1,321	457	313	120	431
Cash cost [1]	$1.11	$0.74	$0.51	$0.62	$0.84	$1.04	$0.60	$0.43	$0.65	$0.29	$0.98
Sustaining cash cost	$2.29	$2.07	$1.95	$1.97	$2.25	$2.16	$1.93	$1.97	$2.02	$1.59	$2.05
All-in sustaining cash cost [1]	$2.54	$2.30	$2.20	$2.18	$2.48	$2.37	$2.16	$2.24	$2.25	$1.91	$2.17

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

5 The Q3 2021 adjusted net earnings (loss) and adjusted net earnings (loss) per share have been adjusted for changes made in the computation of tax impacts on certain adjusting items. The adjusted net earnings per share changed from $ 0.15/share to adjusted net earnings of $0.00/share. See the "Trend Analysis and Quarterly Review" section of this MD&A for further details.

		Q1 2022	2021 [5]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [5]	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Peru Operations
Constancia ore mined[1]	tonnes	6,908,151	29,714,327	7,742,469	6,208,019	8,016,373	7,747,466	27,529,950	9,313,784	8,455,668	2,775,286	6,985,212
Copper	%	0.32	0.31	0.33	0.30	0.30	0.30	0.32	0.31	0.31	0.34	0.34
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04	0.04	0.03	0.03	0.03	0.04	0.03
Silver	g/tonne	3.22	2.88	2.81	2.76	3.02	2.90	2.75	2.61	2.55	2.90	3.10
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.02	0.02	0.02
Pampacancha ore mined[1]	tonnes	847,306	5,141,001	2,107,196	2,050,813	982,992	-	-	-	-	-	-
Copper	%	0.27	0.27	0.27	0.27	0.26	-	-	-	-	-	-
Gold	g/tonne	0.43	0.30	0.34	0.27	0.27	-	-	-	-	-	-
Silver	g/tonne	4.06	4.02	4.26	3.58	4.43	-	-	-	-	-	-
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	-	-	-	-	-	-
Ore milled	tonnes	7,213,833	28,809,755	8,048,925	6,985,035	7,413,043	6,362,752	26,297,318	7,741,714	7,480,655	4,355,482	6,719,466
Copper	%	0.31	0.32	0.33	0.30	0.31	0.33	0.34	0.33	0.33	0.34	0.34
Gold	g/tonne	0.08	0.08	0.11	0.11	0.07	0.04	0.03	0.03	0.03	0.04	0.03
Silver	g/tonne	3.26	3.35	3.67	3.93	2.88	2.84	2.87	2.74	2.68	3.04	3.13
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.01	0.02
Copper recovery	%	85.3	84.6	86.0	84.9	83.3	84.1	83.0	85.3	83.3	76.6	84.3
Gold recovery	%	59.8	64.6	63.6	71.9	62.2	52.0	49.8	52.7	51.6	43.4	50.2
Silver recovery	%	66.9	63.7	60.8	59.1	68.2	69.9	66.9	70.1	66.7	59.6	68.2
Molybdenum recovery	%	21.1	31.5	26.7	33.5	33.3	33.4	29.4	28.4	30.4	19.9	35.0
Contained metal in concentrate
Copper	tonnes	19,166	77,813	22,856	18,072	19,058	17,827	73,150	21,554	20,803	11,504	19,290
Gold	ounces	10,789	50,306	17,917	17,531	10,220	4,638	12,395	3,689	3,333	2,311	3,062
Silver	ounces	505,568	1,972,949	578,140	521,036	468,057	405,714	1,622,972	477,775	430,208	253,687	461,302
Molybdenum	tonnes	207	1,146	275	282	295	294	1,204	333	392	124	354
Payable metal sold
Copper	tonnes	16,825	71,398	20,551	16,065	19,946	14,836	68,506	18,583	21,654	9,023	19,247
Gold	ounces	14,452	41,807	16,304	16,902	5,638	2,963	10,986	3,297	3,753	1,317	2,618
Silver	ounces	636,133	1,490,651	380,712	457,263	315,064	337,612	1,518,548	480,843	433,595	242,519	361,591
Molybdenum	tonnes	213	1,098	245	304	265	284	1,321	457	313	120	431
Peru combined unit operating cost [2,3,4]	$/tonne	$12.37	$10.70	$9.96	$10.93	$10.40	$11.74	$9.46	$10.17	$9.85	$7.77	$9.31
Peru cash cost[3]	$/lb	$1.54	$1.54	$1.28	$1.26	$1.85	$1.82	$1.45	$1.47	$1.54	$1.31	$1.42
Peru sustaining cash cost[3]	$/lb	$2.27	$2.46	$2.46	$2.31	$2.69	$2.36	$2.20	$2.58	$2.29	$1.84	$1.91
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A

[4] 2022 and 2021 combined unit costs exclude COVID-19 related costs.
[5] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2022	2021 [1]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [1]	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Manitoba Operations
Lalor ore mined	tonnes	386,752	1,593,141	422,208	392,380	356,951	421,602	1,654,240	468,101	357,213	407,408	421,518
Copper	%	0.80	0.71	0.78	0.86	0.64	0.57	0.74	0.80	0.66	0.77	0.70
Zinc	%	4.06	4.23	4.19	3.60	3.81	5.20	5.73	5.54	5.98	6.05	5.43
Gold	g/tonne	3.76	3.41	3.92	3.85	3.19	2.67	2.51	2.79	2.28	2.64	2.27
Silver	g/tonne	22.94	24.66	30.35	22.13	22.98	22.75	25.31	24.96	21.23	28.4	26.18
777 ore mined	tonnes	258,069	1,053,710	266,744	256,536	255,170	275,260	991,576	164,856	264,905	281,890	279,925
Copper	%	1.19	1.28	1.13	1.06	0.82	2.06	1.40	1.89	0.98	1.72	1.18
Zinc	%	4.12	3.91	4.16	3.88	3.57	4.00	3.88	2.98	3.95	4.13	4.11
Gold	g/tonne	1.69	2.03	1.80	1.96	1.97	2.39	1.90	1.85	2.01	1.91	1.82
Silver	g/tonne	21.05	25.25	25.02	22.99	23.35	29.32	24.13	21.64	24.25	25.73	23.86
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	397,301	1,506,756	419,727	408,201	317,484	361,344	1,412,751	372,624	335,739	334,601	369,787
Copper	%	0.82	0.72	0.75	0.82	0.68	0.60	0.73	0.79	0.68	0.76	0.70
Zinc	%	4.24	4.30	4.12	3.58	4.06	5.53	5.76	5.47	6.11	6.16	5.38
Gold	g/tonne	3.87	3.42	3.90	3.84	3.19	2.57	2.55	2.88	2.35	2.70	2.28
Silver	g/tonne	23.16	24.95	30.07	23.32	22.02	23.40	25.37	24.43	22.08	28.72	26.28
Copper recovery	%	87.5	86.8	88.7	84.3	88.8	85.7	86.2	87.1	84.0	86.6	86.5
Zinc recovery	%	85.7	88.9	87.4	88.2	88.1	91.1	91.9	90.9	92.7	92.4	91.4
Gold recovery	%	58.4	54.9	54.6	53.4	55.5	57.5	60.0	59.5	57.4	62.3	60.9
Silver recovery	%	60.0	54.4	53.9	52.7	55.1	56.2	60.4	60.3	57.5	62.1	61.1
Flin Flon Concentrator:
Ore milled	tonnes	254,032	1,133,516	262,565	258,062	329,503	283,386	1,205,314	225,663	322,156	324,906	332,589
Copper	%	1.20	1.23	1.12	1.06	0.89	1.88	1.28	1.59	0.99	1.52	1.11
Zinc	%	4.13	3.95	4.16	3.86	3.65	4.20	4.21	3.87	4.07	4.41	4.36
Gold	g/tonne	1.70	2.04	1.78	1.96	2.06	2.34	1.96	1.99	1.99	1.99	1.88
Silver	g/tonne	21.23	24.90	25.04	22.93	23.65	28.01	24.26	22.65	24.01	25.56	24.33
Copper recovery	%	87.6	87.7	86.7	85.2	84.8	91.3	86.0	88.1	83.9	87.3	84.1
Zinc recovery	%	83.2	83.0	83.1	82.2	84.8	81.8	85.5	83.9	87.9	84.9	85.0
Gold recovery	%	57.7	58.5	59.2	58.1	52.9	64.0	56.0	56.6	55.3	58.6	53.5
Silver recovery	%	52.5	45.1	45.6	42.4	37.5	54.1	45.9	46.5	42.0	50.7	44.3
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2022	2021 [4]	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020 [4]	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	5,536	21,657	5,342	5,173	4,416	6,726	22,183	5,724	4,592	6,522	5,345
Zinc	tonnes	22,252	93,529	23,207	20,844	21,538	27,940	118,130	25,843	30,570	31,222	30,495
Gold	ounces	36,887	134,475	37,644	36,341	29,628	30,862	112,227	28,687	25,944	30,303	27,293
Silver	ounces	268,743	1,066,003	315,054	242,131	217,859	290,959	1,127,901	252,904	241,477	327,130	306,390
Precious metal in doré produced
Gold	ounces	6,280	9,002	8,598	404	-	-	-	-	-	-	-
Silver	ounces	10,046	6,529	6,519	10	-	-	-	-	-	-	-
Total Manitoba payable metal sold and doré
Copper	tonnes	3,784	20,802	4,408	5,071	5,230	6,093	20,382	4,380	4,249	6,928	4,825
Zinc[1]	tonnes	17,306	96,435	21,112	21,619	25,361	28,343	109,347	28,431	26,520	27,604	26,792
Gold	ounces	33,891	126,551	40,623	30,941	32,567	22,420	111,963	31,882	26,852	29,273	23,956
Silver	ounces	228,458	936,857	257,928	244,338	262,443	172,148	1,067,038	281,541	271,900	299,266	214,331
Manitoba combined unit operating cost[2,3]	C$/tonne	$176	$154	$168	$147	$148	$151	$132	$140	$126	$135	$127
Manitoba copper cash cost[3]	$/lb	$(0.40)	$(2.11)	$(2.77)	$(1.64)	$(3.51)	$(1.04)	$(2.20)	$(3.48)	$(3.41)	$(1.51)	$(0.62)
Manitoba sustaining copper cash cost[3]	$/lb	$2.33	$0.69	$(0.23)	$0.75	$0.36	$1.62	$1.02	$(0.36)	$0.83	$1.16	$2.54
Manitoba gold cash cost [3,5]	$/oz	$416	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Manitoba sustaining gold cash cost [3,5]	$/oz	$1,187	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
[5] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.